CANANDAIGUA NATIONAL CORPORATION

72 S. Main Street

Canandaigua, NY 14424

January 14, 2011

Via Facsimile and U. S. Mail

Facsimile: 202-813-6983

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn. Messrs. Michael Seaman, Christian Windsor and Amit Pande and Ms. Babette Cooper

Re:

Canandaigua National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009 (Form 10-K”)

Form 10-Q for Quarterly Period Ended September 30, 2010 (“9.30.10 10-Q”)
File No. 000-18562

Ladies and Gentlemen:

This letter sets forth the response of Canandaigua National Corporation (the “Company”) to your letter, dated December 13, 2010, setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Company’s filings listed above.  For your convenience, the comments are reproduced below before the Company’s answers.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.

Please tell us if you believe the shares of your common stock being auctioned by the bank’s trust department are being offered and sold in compliance with Section 5 of the Securities Act of 1933 and provide us with an in-depth factual and legal analysis supporting your conclusion.

Company response:  Canandaigua National Corporation (the “Company”) is a bank holding company and is the sole shareholder of The Canandaigua National Bank and Trust Company (the “Bank”), among other subsidiaries.  The Company believes that the offers and sales of its stock by the various individual shareholders in auctions described in the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 (“2009 10-K”) and its 2009 Annual Report to Shareholders, and in our conversations with certain members of the Staff of the Division of Corporation Finance and the Division of Trading and Markets, are made pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “1933 Act”).

Division of Corporation Finance

U. S. Securities and Exchange Commission

January 14, 2011

The Company’s shareholders from time to time contact employees of the Bank indicating their desire to sell shares of the Company which they hold.  Generally, the shareholders contact the Bank in its capacity as the Company’s transfer agent or through its trust department.  It is generally the experience of the Bank that selling shareholders are elderly individuals who have held the Company’s stock for long periods or individuals who have inherited shares.

Since the Company’s stock is not listed on any exchange and is, at best, very thinly traded in the OTC.BB market by certain marketmakers, the individual selling shareholders may elect to sell their shares themselves by auction.  The Bank’s trust department has a form of notice (provided supplementally to the Staff) which it will, at the direction and expense of one or more selling shareholders, forward to local newspapers, selected by the selling individual shareholders, for publication.  No price for the Company’s stock is noted in the notice and the selling shareholder retains the right to accept any and all, or no, bids received at whatever price the selling shareholder determines.  Insiders, including officers and directors of the Company, do not sell shares in auctions.  No brokers, dealers or other institutional investors sell shares in the auctions.  At the request of the selling shareholder, the Bank’s trust department will receive the responses and organize the bids on a spreadsheet for review by the selling shareholder.  Bidders are generally individuals in the communities served by the Bank and its sister companies.  Since the Bank is transfer agent for the Company’s stock, the selling shareholders sign over their stock certificates (either on the reverse of the actual certificate or on a separate stock power) and deliver them to the Bank as transfer agent for registration in the name of the successful bidders upon receipt of the checks for the price of the shares.  The Bank receives no compensation for its ministerial actions.  Its expenses are reimbursed by the selling shareholders.

The Company, as issuer, does not sell shares of its stock in the auctions and does not take any other action with respect thereto and, accordingly, is not subject to Section 5 of the 1933 Act.  The Company believes the selling shareholders sell their shares pursuant to Section 4(1) of the 1933 Act in a “transaction by any person other than an issuer, underwriter, or dealer.”  Since the selling shareholders are not affiliates of the Company, and have held their shares directly (or though their decedent or other transferor) for substantial periods of time and did not buy the shares with a view to distribution, they do not fall within the definition of “underwriter” under Section 2(a)(11) of the 1933 Act.  To the knowledge of the Company, none of the selling shareholders is a “dealer” engaged in the business of buying and selling securities for his/her own account (as defined in Section 3(a)(5) of the Securities Exchange Act of 1934, as amended (the “1934 Act”)).  Often the individuals are clients of the Bank’s trust department or otherwise known to the Bank as passive long-term investors.

The Bank, in connection with the various ministerial actions it takes at the direction of selling shareholders, either through its trust department or as transfer agent, is not selling any securities under Section 5 of the 1933 Act.  It is not the issuer of the Company’s stock, and is not an underwriter with respect to it.  The only way that the Bank owns Company stock is as a fiduciary, either for the Company’s Employee Stock Ownership Plan or various trust customers.  The Company does not believe that the ministerial acts undertaken by the Bank cause the Bank

Division of Corporation Finance

U. S. Securities and Exchange Commission

January 14, 2011

to be an underwriter as it is neither buying from an issuer with a view toward distribution nor selling on behalf of an issuer.

Accordingly, the Company believes that the offers and sales of shares of the Company’s stock by the selling shareholders through the auction process are exempt from the registration requirements of Section 5 of the 1933 Act.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Note 8 – Fair Value Measurements, page 13

2.

It appears you have reclassified various recurring liabilities as using level 3 inputs in determining fair values as of September 30, 2010 and 2009 that were reported as using level 2 inputs in your Form 10-Q as of June 30, 2010.  We did not note the reconciliation disclosure required by ASC Topic 820-10-50-2c for transfers into level 3. Please provide us with the missing disclosures and revise future filings accordingly.

Company response:  Despite a comprehensive review process, we inadvertently included the subject liabilities in the Level 3 column, although they are a Level 2 measurement.  We are aware of the disclosure required by ASC Topic 820-10-50-2c . The referenced reconciliation disclosure was not included, because we had not made a transfer.  We will endeavor to ensure future filings do not contain this error. In evaluating this error, we have considered the guidance in Staff Accounting Bulletin #99, and relevant authoritative literature. Based upon the qualitative and quantitative nature of the disclosure error, and considering knowledge of all relevant facts, we do not believe it is material.  The amounts and types of liabilities reported are immaterial to the balance sheet and its component line items. We do not find it probable that a user of the financial statements would, relying on this disclosure item, have changed their assessment of the Company or have otherwise been influenced by the error.

Management’s Discussion and Analysis, page 17

Non-Performing Assets, page 25

3.

We note your troubled debt restructurings of $4.8 million and your disclosure stating these loans pertain to one commercial real estate lending relationship. Given the significance of this restructured loan, please tell us and revising future filings to disclose the following:

Division of Corporation Finance

U. S. Securities and Exchange Commission

January 14, 2011

?

A description of the key features of the modification including the significant terms modified and whether the modification is short-term or long-term;

?

Policy on how many payments the borrower needs to make before returning the loan to accrual status; and

?

Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc.)

Company response:  The Company renegotiated certain terms of the loan which had been classified as a “troubled debt restructuring” as a result of the nature of the concessions granted due to the borrower’s financial condition and the effects of the recession on its business. The significant term modified in the agreement is the monthly principal and interest payment amount.  We agreed to forbear our rights under default provisions in the loan agreements on the condition that the borrower made monthly payments which were significantly less than those required under the terms of the original loan agreements.  Contractual payments for principal and interest under the loan agreements would have approximated $27,000 per month.  Monthly payments were lowered initially to $2,500 per month, and increased periodically thereafter to $17,500 per month by the end of the fifteen-month term of the forbearance agreement, which expires on March 31, 2011.  The customer is in compliance with the terms of the forbearance agreement.  Because the term of the modification was greater than twelve months, we consider the modification to be long term.  We are currently negotiating an extension and amendment of the forbearance agreement with the customer.  Terms and conditions have not been finalized.

Loans are returned to accrual status when doubt no longer exists about the loan’s collectability. Although this policy requires management’s judgment with respect to collectability, prior to reclassifying a loan to accrual status, we expect:

•

the borrower to have resumed paying the full amount of scheduled interest and principal payments;

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all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within a reasonable period (6 months); and,

•

there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms involving payments of cash or cash equivalents.

4.

Please tell us and disclose in future filings the amount of modified loans by type that you believe to not meet the definition of a troubled debt restructuring.

Company response:  As discussed with and agreed to by Ms. Cooper via telephone on December 16, 2010, other than the restructured loan already disclosed, we do not have any material (individually or in aggregate) modified loans that meet the definition of a troubled debt

Division of Corporation Finance

U. S. Securities and Exchange Commission

January 14, 2011

restructure.  In the normal course of business we may make minor concessions to consumer borrowers, such as extending a payment term for a month, or skipping a principal payment for a month (typically during the holiday season), or temporarily suspending payments during an unemployment period.  In all cases interest due continues to accrue for the borrower. The Company continues these loans on accrual status as payment is reasonably assured.

5.

Given the fact that the increases in nonperforming loans resulted from a small number of large commercial loans becoming past due, please tell us if you have performed any commercial real estate workouts whereby an existing loan was restructured into multiple new loans (i.e. Note A/Note B structure). If so, please tell us and consider disclosing:

?

The amount of loans that have been restructured using this type of workout strategy in each reporting period presented;

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The benefits of this workout strategy, including the impact on interest income and credit classifications; and

?

The general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and a current market rates.

Company response:  As discussed with Ms. Cooper via telephone on December 16, 2010, we do not have any Note A/Note B structures.

Division of Trading and Market Comments

6.

Please explain the applicability of the broker-dealer registration provisions of Section 15 of the Securities Exchange Act of 1934 to your efforts in assisting shareholders sell their shares of your common stock through the bank’s trust department.  Also, please tell us how customer funds and securities are handled.

Company response:  The Bank, a wholly owned subsidiary of the Company, was incorporated as a national bank in 1887 and granted trust powers in 1919.  As described in the Company’s response to Comment #1 above, the Bank provides some ministerial assistance to shareholders of the Company through its trust department and as transfer agent.

In connection with this ministerial assistance, the Bank does not believe that it is a “dealer” under the 1934 Act as it does not undertake typical dealer functions described in the definition of “dealer in the 1934 Act or in the “Staff Compliance Guides to Banks on Dealer Statutory Exemptions and Rules” (found on the Commission’s website at www.sec.gov/divisions/marketreg/bankdealerguide.htm).  The selling shareholders’ auction sales do not go through the Bank’s accounting books (except to the extent credited to or from a customer’s bank account at the Bank and the records of the Bank as stock transfer agent); the transactions are not “riskless principal transactions.”  The Bank does not provide two-sided

Division of Corporation Finance

U. S. Securities and Exchange Commission

January 14, 2011

quotes or indicate ongoing willingness to buy and sell.  The Bank does not “engage in transactions with the public” with respect to the Company’s stock.  The selling shareholders are free to accept or reject any and all offers and may reject any or all offers for any reason. Although it may bid for shares in the same manner as other interested parties as trustee for the Company’s ESOP, the Bank does not buy shares that are not sold in an auction and does not sell shares of the Company’s stock from treasury or original issue if there are unsatisfied bids.

The Bank is not a “broker”, as that term is defined in Section 3(a)(4) of the 1934 Act in connection with the auctions – it does not engage in the business of effecting transactions for the account of others.  The Bank acts in a ministerial or fiduciary capacity only in connection with the sales of the Company’s stock by the selling shareholders.  The selling shareholders “effect” their transactions in the Company’s stock.  The selling shareholders decide how many of the offered shares to sell, at what prices and to whom, in response to submitted bids.  The Bank does not match buyers and sellers although it may, at the shareholder’s request, prepare a spread sheet of the bids showing the prices from high to low, and the number of shares each named bidder is willing to buy for a price specified in the bid.  The Bank exercises no discretion over the process.  Even if the ministerial acts undertaken by the Bank were deemed to be “effecting transactions”, the Bank should be exempt from the broker registration requirements of the 1934 Act pursuant to Section 3(a)(4)(B)(ii) since it undertakes those activities in its fiduciary or trust capacity as transfer agent for the Company and receives no commission or other remuneration.

7.

Please provide an analysis regarding the applicability of Rule 3b-16 under the Securities Exchange act of 1934 (17 CFR 240.3b-16) and Regulation ATS to the activities of the trust department

Company response:  The Company does not believe that definition of “exchange” in Section 3(a)(1) of the 1934 Act, as interpreted by Rule 3b-16, is applicable to the Bank’s limited ministerial actions on behalf of selling shareholders.  Please see the description in the Company’s response to Comment #1 above.  Section 3(a)(1)’s definition of “exchange”: “an organization which constitutes, maintains or provides “a market place or facilities for bringing together purchasers and sellers of securities or otherwise performing with respect to securities functions commonly performed by a stock exchange” is further clarified by Rule 3b-16.

While the Bank provides a mailing address for bids to be received and a room for bids to be opened, it does not use “established non-discretionary methods (whether by providing a trading facility or by setting rules) under which such orders interact with each other, and the buyers and sellers entering such orders agree to the terms of a trade” (Rule 3b-16(a)(2)).  The Bank has certain procedures it follows if a selling shareholder desires its assistance, but any selling shareholder may reject (and has rejected) any bid for any reason, even if it is a higher bid.  The Bank does not route orders for the Company’s stock to an exchange, market or broker-dealer for execution, allow entry of orders for execution against the bids of a single dealer, or match orders not publicly displayed.  It does not set or publish any “ask” price for the selling

Division of Corporation Finance

U. S. Securities and Exchange Commission

January 14, 2011

shareholder’s stock.  The selling shareholders make their own determinations about the price at which to sell their shares of the Company’s stock based on whatever publicly available information about the Company and personal needs the selling shareholders determine relevant in evaluating the bids received.  Information in the Company’s publicly available reports is available on the Commission’s website and by links from the Bank’s website.  That information includes not only the current financial information and other disclosures about the Company’s business but also its dividend history and share price history.  The Company believes none of the Bank’s actions constitute establishing a marketplace for the Company’s stock.

The Company also does not believe that the Bank’s activities cause it to be an “alternate trading system” under Regulation ATS.  The adopting release (No. 34-40760, December 8, 1998) addressed the concern of the Commission that up to 20% of the orders of Nasdaq stocks being handled by systems that “operate markets similar to the registered exchanges and Nasdaq . . .” but “are private, available only to chosen subscribers.”   In the release, the Staff cited Instinet repeatedly as an example of such an alternate trading system and expressed concerns about such unregulated markets being outside of the investor protections provided by regulation and subject to fraud and manipulation, as well as unable to handle rapid increases in trading volume and market volatility.  None of those concerns are relevant to the auction process of the selling shareholders of the Company’s stock and the actions of the Bank in no way resemble the activities of the Instinet electronic trading market.

Just as the Bank’s ministerial actions do not cause it be to an exchange, it is not an alternate trading system.  As noted in the Adopting Release (at note 47): “if subscribers contacted each other and agreed to the terms of their trades outside the system” there are no “orders” and no exchange or ATS.  Although generally the parties are not in face to face contact in the auctions by Company selling shareholders, there is no “system” or firm order to sell.  The selling shareholder has not announced a price at which she desires to sell and may change her mind, or decide that she does not wish to sell to any individual bidder, or at all.  Not infrequently, the selling shareholder will accept several bids at a variety of prices in order to sell all the shares of the Company’s stock which she desires to sell at that time.  The Company believes that none of the Bank’s ministerial acts in connection with the selling shareholders’ auction of their Company’s stock constitutes an ATS.

Conclusion

The Company acknowledges that:

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it is responsible for the adequacy and accuracy of the disclosure in the filings;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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the Company may not assert staff comments as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.

Division of Corporation Finance

U. S. Securities and Exchange Commission

January 14, 2011

If you have any questions or additional comments, please call me at 585-396-4260 ext. 36044 or Steven H. Swartout, Esq., the Company’s Executive Vice President and General Counsel, at 585-394-4260, ext 36107.

Sincerely,

Lawrence A. Heilbronner

Executive Vice President and Chief Financial Officer and its Principal Accounting Officer